800 W. California Ave. Suite 200, Sunnyvale, CA 94086 Phone: 408-331-8600 Fax: 408-331-8601 www.leadis.com

Via Federal Express and Edgar

August 29, 2006

Angela J. Crane

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington D.C. 20549

RE:	Leadis Technology, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2005

Form 10-Q for the quarter ended June 30, 2006

Form 8-K filed July 25, 2006

File No. 000-50770

Dear Ms. Crane:

We are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 15, 2006. For your convenience, we have included the text of the Staff’s comments in this letter.

Form 10-Q for the quarter ended June 30, 2006

Item 4. Controls and Procedures- page 23

1.	We note your disclosure that your management concluded that the company’s disclosure controls and procedures “were sufficiently effective to ensure that the information required to be disclosed . . . was recorded, processed, summarized and recorded, within the time periods specified.” Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response:

We will revise future filings to clarify that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our Exchange Act periodic reports is accumulated and communicated to management to allow timely decisions regarding required disclosure.

2.	Additionally we note your statement that a “control system, no matter how well conceived and operated, can only provide reasonable, not absolute assurance that the objectives of the internal control system are met.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at >http://www.sec.gov/rules/final/33-8238.htm>.

Response:

We will revise future filings to state, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our management has concluded that our disclosure controls and procedures are effective at such reasonable assurance level.

Form 8-K filed July 25, 2006

3. We note that you present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP sales and marketing expense, non-GAAP total operating expenses, non-GAAP operating losses, and non-GAAP provisions for income taxes, which have not been described to investors. In fact it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (c)(I)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time we may request an amendment to the Form 8-K.

Response:

In consideration of the Staff’s comments, in the future we will remove the full non-GAAP statements of operations from our earnings releases and related Form 8-K and, instead, will provide separate reconciliations for each non-GAAP measure that we wish to highlight for our investors, with the appropriate disclosure and reconciliation of such measures.

* * * * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures contained in its filings required under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”);

•	Staff comments or changes to the Company’s disclosures contained in a filing made under the Exchange Act in response to Staff comments do not foreclose the Commission from taking action with respect to such filing; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any comments or questions regarding this letter to the undersigned at (408) 331-8608 or to Michael Morehead, our Director of Legal Affairs, at (408) 331-8610.

Sincerely,

/s/ Victor K. Lee

Victor K. Lee

Chief Financial Officer